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                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _____ )*



                      BRIGHTON TECHNOLOGIES CORPORATION
-------------------------------------------------------------------------------
                               (Name of Issuer)


                                   COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   109444 50 5
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                                 (CUSIP Number)

                     David L. Ficksman, Esq., Loeb & Loeb LLP
              1000 Wilshire Boulevard, Suite 1800, Los Angeles, CA 90017
                                 (213) 688-3698
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)


                                November 22, 1998
              -------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                     SCHEDULE 13D

--------------------------                   ----------------------------------
 CUSIP No.                                    Page  2    of   3    Pages
--------------------------                   ----------------------------------

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kit Kung
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                       (b) / /
       N/A
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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS*

       00
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  / /

       N/A
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
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                 7    SOLE VOTING POWER

                      2,760,335 (does not include 166,667 shares of Common
                      Stock owned by Hong Yun, Mr. Kung's wife.  Mr. Kung
                      disclaims beneficial ownership of such shares)
               ----------------------------------------------------------------
   NUMBER OF     8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY              --
   OWNED BY    ----------------------------------------------------------------
     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH         2,760,335 (does not include 166,667 shares of Common
                      Stock owned by Hong Yun, Mr. Kung's wife.  Mr. Kung
                      disclaims beneficial ownership of such shares)
               ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                           ---
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,760,335 (does not include 166,667 shares of Common Stock owned by Hong Yun, Mr. Kung's wife. Mr. Kung disclaims beneficial ownership of such shares)
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                     / /

       N/A
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IF ROW (11)

       60.93
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER
The class of equity securities to which this statement relates is the Common Stock of Brighton Technologies Corporation (the "Issuer"), 6 Pearl Court, Allendale, New Jersey 07401.

ITEM 2.  IDENTITY AND BACKGROUND
The name of the individual filing this statement is Kit Kung with a business address of 6 Pearl Court, Allendale, New Jersey 07401. Mr. Kung's principal occupation is that of President of the Issuer.

During the last five years, Mr. Kung has not been convicted in a criminal proceeding.

During the last five years, Mr. Kung has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future federal or state securities laws or finding any violation with respect to such laws.

Mr. Kung is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS
The securities were acquired pursuant to a transfer of shares of a corporation owned by Mr. Kung and his wife (See Item 7).

ITEM 4.  PURPOSE OF TRANSACTION
The transfer referred to in Item 3 and the resulting acquisition of shares of the issuer was effected to facilitate the raising of capital.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
4,530,379 shares of Common Stock are outstanding at time of filing. The reporting person owns 2,760,335 shares or 60.93%. Such number does not include 166,667 shares owned by Hong Yun. Mr. Kung disclaims beneficial ownership of all shares of Common Stock and derivatives owned by Ms. Yun, wife of Mr. Kung.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.         Description
-----------         -----------
       1            Acquisition Agreement dated October, 1996 among the
                    Company, Brighton Industries Corporation, Brighton
                    Equipment Corporation Ltd., Kit Kung and Hong Yun.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 2, 1998
-----------------------
Date

Signature:


/s/ Kit Kung
-----------------
Kit Kung